भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आ[redacted]
स्टेट बैंक
शेयर एव
स्टेट बैंक
Shares ... e, State Bank Bhavan,
Madam

08002072

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

SEC Mail
Mail Processing
Section

APR 18 2008

Washington, DC
109

The Securities & Exchange Commission,
Division of Corporate Finance,
100, Fifth Street, N.E.,
Washington D.C. 20549
U.S.A.

Date :
05.04.2008
Ref. No.:
CO/S&B/SKT/2008/ 966

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

FILE NO. 82-4521

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
AUDITED WORKING RESULTS OF STATE BANK OF INDIA
FOR THE YEAR ENDED 31ST MARCH, 2008

SUPPL

We enclose for your information a copy of our letter No. CO/S&B/SKT/2008/954 dated the April 5, 2008 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager
(Shares & Bonds)

PROCESSED
APR 25 2008
THOMSON REUTERS

dw 4/24

भारतीय स्टेट बैंक
State Bank of India

शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 05-04-2008
Ref. No.: CO/S&B/SKT/2008/954

Dear Sir/Madam,

LISTING AGREEMENT
AUDITED WORKING RESULTS OF STATE BANK OF INDIA FOR THE YEAR ENDED 31ST MARCH, 2008

In terms of Clause 41 of the Listing Agreement with the Exchange, we have to advise that the audited working results of the Bank for the year ended 31st March 2008 will be published within a period of 3 months of the close of the accounting year. As such, the unaudited results for the quarter-ended 31.03.2008 will not be published and given to the Stock Exchanges.

Yours faithfully,

General Manager
(Shares & Bonds)

शे एवं ब. विभाग
S & B Deptt.

भारतीय स्टेट बैंक
State Bank of India

शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

SEC Mail
Mail Processing
Section
APR 18 2008
Washington, DC
109

Date : 11.04.2008
Ref. No.: CO/S&B/SKT/2008/ 1042

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

FILE NO. 82.4524

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
SECRETARIAL AUDIT

We enclose for your information a copy of our letter No.CO/S&B/SKT/2008/1028 dated the 11th April 2008 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager
(Shares & Bonds)
Encl. : a/a.

भारतीय स्टेट बैंक
State Bank of India

शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 11-04-2008
Ref. No.: CO/S&B/SKT/2008/1028

FILE NO. 80 4524

Dear Sir,

SECRETARIAL AUDIT

In terms of Securities Exchange Board of India (SEBI)'s letter No.SMD/Policy/25475/2002 dated the 31st December, 2002, we forward herewith a certificate dated 4th January 2008 issued by M/s Batliboi & Purohit., Chartered Accountants, for the quarter ended 31-03-2008, who have conducted Secretarial Audit of the Bank's capital and certified that:

i) Total of pre-Rights Issue shares held in NSDL, CDSL and in physical form are:

	a) Total equity shares held in physical form	1,27,27,482
	b) Total equity shares held in dematerialized form (Including GoI's pre-Rights Issue holding of 31,43,39,200 shares)	51,35,71,396
	Sub-Total	**52,62,98,878**
ii.	Total no. of equity shares issued under Rights-Issue and accounted for in Bank's Books as on 31.03.2008, which were credited during April 2008	10,51,71,498
		63,14,70,376

iii) The Register of Members (RoM) is updated.

iv) There is rise of 105.17 Crore in Share Capital due to Rights Issue during the quarter ended 31st March, 2008)

v) During the quarter December 2007 to March, 2008 a total of 10915 valid requests from shareholders for dematerialization of their shares were acceded to and dematerialization confirmed to NSDL/CDSL within 21 days.

Yours faithfully,

General Manager

Encl: as above

FILE NO. 32.4524

STATE BANK OF INDIA

SHARE COMPLIANCE AUDIT REPORT

We have checked the Equity Shares issued by State Bank of India held in physical and dematerialized form as at 31st March, 2008. The record of physical shares is maintained by the Registrar and Transfer Agent Datamatics Financial Software Services Limited and dematerialized shares data has been downloaded from CDSL and NSDL.. The details as required by Regulation 55A of the SEBI (Depositories and Participants) Regulations, 1996 are provided as under:

1.	For the quarter ended	31st March, 2008
2.	ISIN	INE062 A01012
3.	Face Value	Rs. 10/-
4.	Name of the Company	State Bank of India
5.	Registered Office address	Corporate Centre, State Bank Bhavan, M.C. Road, Mumbai 400 021.
6.	Correspondence Address	Corporate Centre, State Bank Bhavan, M.C. Road, Mumbai 400 021.
7.	Telephone & Fax Nos.	22883888 / 22855348
8.	E-mail address	gm.snb@sbi.co.in
9.	Names of the Stock Exchange where the company's securities are listed.	BSE, NSE, Ahmedabad SE, Chennai SE, Kolkatta SE, Delhi SE
10.	Issued Capital	Number of shares : 63,14,70,376 % of total listed Capital : 100 %

BATLIBOI & PUROHIT * MUMBAI * Chartered Accountants

11.	Listed Capital (Exchange-wise) (as per company records)	:	Number of shares % of total listed Capital	: 63,14,70,376 : 100 %
12.	Held in dematerialized form in CDSL	:	Number of shares % of total listed Capital	: 35,60,18,342 : 56.38 %
13.	Held in dematerialized form in NSDL	:	Number of shares % of total listed Capital	: 15,75,53,054 : 24.95 %
14.	Physical	:	Number of shares % of total listed Capital	: 1,27,27,482 : 2.01%
15.	No. of shares issued under Right Issue	:	Number of shares % of total listed Capital	: 10,51,71,498 : 16.66%
16.	Total No. of shares (12 + 13 + 14 + 15)	:	63,14,70,376	
17.	Reasons for difference if any, between (10 & 11) – (10 & 16) (11 & 16)	:	Not Applicable	
18.	Certifying the details of changes in share capital during the quarter under consideration as per table below:			

Particulars	No. of Shares	Applied / Not applied for listing	Listed on stock Exchanges (specify names)	Whether intimated to CDSL	Whether intimated to NSDL	In Principal Approval pending for SE (Specify names)
Not Applicable						

*** Rights, Bonus, Preferential Issue, ESOPs , Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)

BATLIBOI & PUROHIT
MUMBAI
Chartered Accountants

19	Register of members is updated (Yes / No). If yes updated upto which date	:	Yes. 31st March, 2008
20.	Reference of previous quarter with regards to excess Dematerialized Shares, if any	:	Nil
21	Has the company resolved the matter mentioned in point No. 19 above in the current quarter? If not, reason why?	:	Not applicable
22.	Mentioned the total no. of requests, if any, confirmed after 21 days and the total no. of requests ending beyond 21 days with the reasons for delay. Based on test check, we have observed that during this quarter all demat requests have been processed within 21 days.	:	Not applicable

Total No. of demat requests confirmed after 21 days	No. of requests	No. of Shares	Reasons for delay
Pending for more than 21 days	Not applicable	Not applicable	Not applicable

23.	Name, telephone & fax No. of the Compliance Officer of the Company	:	Mr. Upendra Nath Challu CGM Accounts & Compliance Tel. No. 22020347 / 22023487
24.	Name, address, Tel. & Fax No., Registration No. of the certifying CA/CS	:	M/s. Batliboi & Purohit, Chartered Accountants, National Insurance Bldg., 204, D.N. Road, Fort, Mumbai 400 001. 22077941 / 42 Fax No. 22074260 Reg. No. 101048 W

BATLIBOI & PUROHIT * MUMBAI * Chartered Accountants

25.	Appointment of common agency for share registry work	:	Datamatics Financial Software Services Ltd., Plot No. A-16/17, Part B Cross Lane, MIDC Marol, Andheri (East), Mumbai 400 093.
26.	Any other details that the CA / CS may like to provide (eg. BIFR Company, delisting from SE	:	Nil

For Batliboi & Purohit,
Chartered Accountants,

(Parag Hangekar)
Partner
Membership No. 110096

BATLIBOI & PUROHIT
MUMBAI
Chartered Accountants

Place : Mumbai
Dated: 08.04.2008

END